UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

As of August 11, 2009

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File Nos. 333-07510, 333-07512, 333-08206, 333-13656, 333-90750 and 333-117646) and Form F-3 (File No. 333-118354), to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

CONTENTS

On August 3, 2009, RiT Technologies Ltd. (the “Company”) announced that its previously announced one-for-eight reverse split of its outstanding Ordinary Shares will become effective on Monday, August 24, 2009. A copy of the press release is attached as Exhibit 99.1, which is attached hereto and incorporated by reference herein.

On August 10, 2009, RiT Technologies Ltd. (the “Company”) announced that its 2009 Annual General Meeting of Shareholders will be held on Monday, September 14, 2009 at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel. A copy of the press release is attached as Exhibit 99.2, which is attached hereto and incorporated by reference herein .(the “AGM PR”).

As contemplated in the AGM PR, the Company expects to mail the Notice and Proxy Statement of its 2009 Annual General Meeting (the “Proxy Statement”) to shareholders in the coming days. A copy of the Proxy Statement and the related proxy card are attached hereto as Exhibit 99.3 and Exhibit 99.4, respectively, and incorporated by reference herein. For the avoidance of doubt, the requisite majority for approval of the proposals in the 2009 Annual General Meeting are as set forth in the Proxy Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2009	RiT TECHNOLOGIES LTD. By: /s/ Simona Green —————————————— Simona Green VP Finance

EXHIBIT INDEX

99.1	Press Release: RiT Technologies to Effect Reverse Share Spliton August 24th, dated August 3, 2009.

99.2	Press Release: RiT TECHNOLOGIES ANNOUNCES 2009 ANNUAL GENERAL MEETING, dated August 10, 2009.

99.3	Notice and Proxy Statement for 2009 Annual General Meeting

99.4	Form of Proxy Card for 2009 Annual General Meeting